Energy XXI Gulf Coast, Inc.
1021 Main (One City Centre)
Suite 2626
Houston, Texas 77002

March 25, 2010

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Energy XXI Gulf Coast, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-4
Filed March 15, 2010
File No. 333-163968

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on Monday, March 29, 2010 at 9:00 a.m., New York time, or as soon as thereafter practicable.  The Company hereby acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERGY XXI GULF COAST, INC.

By:	/s/ BEN MARCHIVE
Ben Marchive
President